Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-284005

PROSPECTUS Supplement No. 1

(to the prospectus dated December 26, 2024)

UP TO 18,845,000 ORDINARY SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS

AND

UP TO 974,097 ORDINARY SHARES OFFERED BY SELLING SHAREHOLDERS

OF

Helport AI Limited

This prospectus supplement No. 1 (this “Supplement”) supplements, updates and amends the information contained in the prospectus dated December 26, 2024 (the “Prospectus”) relating to the issuance of up to 18,845,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Helport AI Limited (the “Company”) upon the exercise of the warrants of the Company (the “Warrants”) and the resale from time to time of up to 974,097 Ordinary Shares by the selling shareholders or their permitted transferees named in the Prospectus.

This Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on March 31, 2025 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Supplement. You should read this Supplement in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Supplement have the meanings given to them in the Prospectus.

Our Ordinary Shares and Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “HPAI” and “HPAIW,” respectively. On June 5, 2025, the closing prices for our Ordinary Shares and Warrants on Nasdaq were $4.99 per share and $0.22 per warrant, respectively.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

We are also a “foreign private issuer,” as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH UNDER THE SECTION ENTITLED “RISK FACTORS” ON PAGE 8 OF THE PROSPECTUS, BEFORE MAKING ANY DECISION WHETHER TO INVEST IN OURSECURITIES.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 6, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Unaudited Condensed Consolidated Financial Statements and Related Notes
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: March 31, 2025

2

Exhibit 99.1

Helport AI Reports First Half Fiscal Year 2025 Financial Results

First Half Fiscal Year 2025 Revenue up 13.1% to $16.4 Million Period over Period

Accelerating Enterprise AI Adoption Fuels Market Expansion, Unlocking New Opportunities in AI-Powered Customer Engagement

Management to Host Conference Call Today, March 31, 2025 at 4:30 PM ET

SINGAPORE and SAN DIEGO, CA – March 31, 2025 – Helport AI Limited (NASDAQ: HPAI) (“Helport AI” or the “Company”), an AI technology company serving enterprise clients with intelligent customer communication software and services, today announced financial results for the six months ended December 31, 2024.

First Half Fiscal Year 2025 Highlights

●	Average monthly subscribed seats were 6,469 for the six months ended December 31, 2024, representing an increase of 29.1% from 5,011 in the same period of 2023.

●	Revenue for the six months ended December 31, 2024, was $16.4 million, representing an increase of 13.1% from $14.5 million in the six months ended December 31, 2023, driven by increased enterprise adoption of AI-driven solutions.

●	Gross profit for the first half of fiscal year 2025 was $9.0 million, representing a decrease of 7.7% from $9.7 million in the first half of fiscal year 2024, as a result of continued investment in AI infrastructure and product innovation.

●	Net income was $1.1 million in the first half of fiscal year 2025, compared to $6.2 million in the first half of fiscal year 2024, representing a decrease of 82.9%, as a result of our increased investments in R&D, public company regulatory compliance costs, and global expansion expenses.

●	Net cash provided by operating activities was $3.9 million for the six months ended December 31, 2024, supporting business expansion and strategic initiatives.

●	As of December 31, 2024, there were 37,132,968 ordinary shares and 18,845,000 warrants issued and outstanding.

Subsequent Operational Milestones

●	As of December 2024, Helport AI Assist software is officially approved and available on Google Cloud Marketplace, allowing businesses across sectors to access Helport’s AI-driven software.

●	Successful rollout of partnership with Google by delivering AI-driven software and services to one of its US west coast government accounts. First phase completed with further collaboration underway.

●	In December 2024, Helport AI formed a strategic partnership with a US wholesale mortgage lender to offer Helport AI Assist software to its network of over 100,000 loan officers nationwide.

●	Opened new office in the Philippines in January 2025, establishing a ‘Global Center of Excellence’ to drive artificial intelligence operations and service offerings in the business process outsourcing (BPO) industry. In less than three months, headcount has grown to more than 100 workers, reflecting strong demand from customers in the region.

●	Appointed Amy Fong as President, Director, and Interim Chief Financial Officer, bringing over 25 years of experience as a seasoned professional across multiple industries, including banking, private equity, management consulting, and the not-for-profit sector.

●	Progress in the debt collection space since January 2025, having secured partnerships with three consumer financing companies in Southeast Asia, two of which are publicly listed in the U.S.

●	Since February 2025, the Company has signed partnerships with seven U.S. insurance agencies to pilot Helport AI Assist software.

●	Company to host “Investor/Analyst Day” at its North America HQ in San Diego in Q2 of 2025.

Outlook for Second Half Fiscal Year 2025 & Beyond:

●	Revenue Growth: Accelerating revenue materialization from a robust pipeline of customers in our core sectors of insurance, mortgage sales, BPO call centers, consumer financing, and government services. Driving further expansion in the U.S. and Southeast Asia through enterprise partnerships and focused execution in these core industries.

●	Profitability & Cost Optimization: Improving AI training efficiency and cloud infrastructure to enhance margins over time.

●	AI+BPO Monetization: Expanding in-house AI + human service delivery model to facilitate new customer acquisition and rapid proof of concept. Leveraging this software plus service offering to efficiently scale user base and revenue generation across global markets.

●	Continued R&D Innovation: Investing in AI capabilities, including voice cloning, multilingual automation, and industry-specific integrations.

Management Commentary

“The first half of fiscal year 2025 delivered revenue growth of 13.1%, which was driven by continued enterprise adoption of AI-powered software, technology improvements, and the scaling of our international sales and operations teams,” said Guanghai Li, Chief Executive Officer of Helport AI. “During this time, we made significant investments in product development, cloud infrastructure, and international expansion, which temporarily impacted gross margins and profitability. However, we believe that these investments are essential to scaling our platform and expanding into new markets, and we maintained profitability despite these investments. Moreover, we have seen our enterprise customers increasingly leverage our AI-powered BPO solutions to drive cost efficiencies and improve customer engagement, helping differentiate ourselves as a market leader in the AI-driven customer contact space.”

“On the technology front, our products are now comprehensively integrated with large language models (LLMs), which has been shown to enhance their ability to digest raw, unstructured information and provide smart, domain-specific applications for our growing customer base. We have also built new industry-specific knowledge bases, achieving major milestones for the Company across key sectors. Demonstrating this ability to penetrate new industries where we see vast growth potential, we have partnered with U.S.-based LendSure Mortgage Corp. (“LendSure”), a wholesale lender with a network of over 100,000 loan officers, as well as with seven insurance agencies across multiple US states. These scalable seeds represent early traction across multiple industry sectors, each of which represents significant market opportunities.”

“Operationally, we continued to make strategic investments in our team and infrastructure to strengthen and expand our capabilities and global reach. We have established offices in the Philippines and the U.S. and are in the process of opening additional offices in North America and Southeast Asia to execute on both existing and potential demand in these regions. We also welcomed Amy Fong as President, Director, and Interim CFO. Amy is a seasoned executive who is now overseeing our finance functions, leading strategy across capital markets, partner and customer development, and global operations.”

“Looking ahead to the second half of fiscal year 2025, we are building on our foundation and doubling down on strategic initiatives to accelerate revenue growth and enhance profitability. We are deepening penetration in what we anticipate will be high-growth markets, specifically North America and Southeast Asia. As demonstrated with our recent customer acquisitions across mortgage, insurance, and debt collection, we are tailoring our AI-powered solutions for industry-specific needs, aiming to expand adoption among BPOs, financial services, and public sector industries. We are driving monetization and acceleration of our AI+BPO offering, which has seen noteworthy demand in new segments such as consumer financing, which we expect will allow us to capture greater market share in AI-driven customer engagement solutions.”

“We will continue to prioritize R&D investments and building next-generation AI products that further differentiate Helport AI in the market. We are also focusing on cost efficiencies, including optimizing AI training costs and cloud infrastructure, and improving unit economics per deployment, to strengthen profitability and deliver long-term value to our shareholders,” concluded Li.

2

Financial Review for the Six Months Ended December 31, 2024 and 2023

Revenue

During the six months ended December 31, 2024 and 2023, all of our revenue was derived from AI services. Revenue increased by approximately US$1.9 million, or 13.1%, from US$14.5 million for the six months ended December 31, 2023 to US$16.4 million for the six months ended December 31, 2024. The increase was primarily attributable to the average monthly subscribed seats, which grew from 5,011 for the six months ended December 31, 2023 to 6,469 for the six months ended December 31, 2024. The growth was driven by (i) our efforts in continuous optimization and development in our service offerings and software platform, (ii) our abilities to improve overall cost performance for customers in their business management process, and (iii) the growing demand for AI software in the professional technology services market. During the first half of FY2025, the Company entered the U.S. market and secured several customers, demonstrating initial business traction and expansion potential.

Cost of Revenue

Cost of revenue primarily consists of amortization of software, payments to a third-party service provider for outsourced operations, as well as cloud infrastructure costs. Cost of revenue related to AI services increased by approximately US$2.6 million, or 55.2%, from US$4.8 million for the six months ended December 31, 2023 to US$7.4 million for the six months ended December 31, 2024, mainly due to the corresponding rise in outsourced operation costs as revenue increased. The growth rate of cost of revenue is proportionally higher than that of revenue, primarily due to investments required to serve new markets and customers. These investments enable us to enhance our product and service offerings with differentiated, competitive technology—particularly through the development of industry-specific application scenarios. These tailored solutions are essential for entering new sectors such as insurance, mortgage sales, and government services, as well as for localizing our platform to meet the regulatory and operational demands of new geographic regions like North America and Southeast Asia.

Gross Profit

As a result of the foregoing, we recorded gross profit of US$9.0 million and US$9.7 million for the six months ended December 31, 2024 and 2023, respectively. This reduction of gross profit margin from 67.0% to 54.6% is the result of the aforementioned elevated amortization costs from software R&D, increased outsourcing operation fees, and expanded cloud infrastructure, which we believe are necessary for our future growth and profitability.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 953.0% from US$50,214 for the six months ended December 31, 2023 to US$528,746 for the six months ended December 31, 2024, which was mainly due to (i) the increase of payroll expenses of US$303,050, primarily driven by the establishment and ramp-up of dedicated sales and marketing teams in our U.S. subsidiary; and (ii) the increase of share-based compensation expense of US$121,800, resulting from share grants under the Company’s 2024 Equity Incentive Plan. The U.S. team expansion is part of our broader international growth strategy, aimed at strengthening our presence in North America—a key strategic market. As part of this effort, we significantly expanded our U.S. office presence, increasing headcount to support go-to-market execution, client onboarding, business development, and marketing in the region. In February 2024, we established the U.S. team, and by December 2024, it had expanded to twenty-two staff, among whom eight were engaged in selling and marketing activities.

General and Administrative Expenses

Our general and administrative expenses increased by 125.2% from US$2.0 million for the six months ended December 31, 2023 to US$4.6 million for the six months ended December 31, 2024, which was primarily attributable to: (i) an increase of US$1.5 million in professional service fees such as advisory fees, audit fees and legal fees for overseas listing; (ii) an increase of US$0.4 million in insurance expenses; (iii) an increase of US$0.2 million in payroll expenses resulting from the expansion of the management team’s headcount; and (iv) an increase of US$0.2 million in withholding tax incurred from 10% withholding tax on AI services provided to our customers in China.

3

Research and Development Expenses

Our research and development expenses increased by US$1.3 million from US$78.8 thousand for the six months ended December 31, 2023 to US$1.4 million for the six months ended December 31, 2024. The increase was attributable to an additional US$0.8 million in AI training service fees and US$0.3 million in product development fees incurred during the six months ended December 31, 2024, allowing us to better differentiate and diversify our product and services offerings with competitive technologies, especially as they relate to the development of industry-specific application scenarios.

Financial Expenses, net

Our financial expenses, net increased from US$19,162 for the six months ended December 31, 2023 to US$312,437 for the six months ended December 31, 2024, primarily due to an increase in foreign exchange loss of US$266,669 and the increase in interest expenses accrued for convertible promissory notes and the loan from a third party of US$22,139.

Income Tax Expenses

As a result of our operating income position for the six months ended December 31, 2024 and 2023, we incurred income tax expenses of US$0.7 million and US$1.3 million for the six months ended December 31, 2024 and 2023, respectively.

Net Income

As a result of the foregoing, our net income decreased by US$5.1 million, or 82.9%, from US$6.2 million for the six months ended December 31, 2023 to US$1.1 million for the six months ended December 31, 2024. The decrease in net income was mainly due to a US$2.6 million increase in general and administrative expenses, a US$1.4 million increase in research and development expenses, and a US$0.7 million decrease in gross profit.

Liquidity and Capital Resources

Cash was $0.9 million as of December 31, 2024, as compared to $0.1 million on December 31, 2023. We had a positive working capital of $7.6 million and $10.6 million as of December 31, 2024 and June 30, 2024, respectively. Our liquidity is based on our ability to enhance our operating cash flow position and obtain financing from equity and debt investors to fund our general operations and capital expenditure. Our ability to further enhance our liquidity depends on management’s ability to execute our business plan successfully, which includes optimizing accounts receivable collection and striking a balance between revenue growth and investments in R&D activities.

Use of Non-GAAP Financial Measures

We consider adjusted net income, a non-GAAP financial measure, as a supplemental measure to review and assess our operating performance. We define adjusted net income for a specific period as net income in the same period excluding share-based compensation expenses and changes in fair value of warrant liabilities.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Accordingly, we believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net income and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. We also believe that the use of the non-GAAP financial measure facilitates investors’ assessment of our operating performance, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

The non-GAAP financial measure should not be considered in isolation from or construed as an alternative to its most directly comparable financial measure prepared in accordance with GAAP. Investors are encouraged to review the historical non-GAAP financial measure in reconciliation to its most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, such measure may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, its most directly comparable financial measure prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

4

The following table reconciles our adjusted net income for the periods indicated to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the six months ended December 31,
	2024	2023
Net income	$1,066,894	$6,243,606
Add:
Share-based compensation expenses	223,933	-
Change in fair value of warrant liabilities	336,136	-
Total	$1,626,963	$6,243,606

First Half Fiscal Year 2025 Financial Results Conference Call

Guanghai Li, Chief Executive Officer, and Amy Fong, President and Interim Chief Financial Officer, will host the conference call, followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the Company’s website here.

To access the call, please use the following information:

Date:	Monday, March 31, 2025
Time:	4:30 p.m. Eastern Time, 1:30 p.m. Pacific Time
Toll-free dial-in number:	1-800-274-8461
International dial-in number:	1-203-518-9814
Conference ID (Required for Entry):	HELPORT

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1712485&tp_key=f52524cadf and via the investor relations section of the Company’s website here.

A replay of the webcast will be available after 9:30 p.m. Eastern Time through July 1, 2025.

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	11158521

About Helport AI Limited

We are a global AI technology company serving enterprise clients with intelligent customer communication software and services. Our proprietary software offering, Helport AI Assist (“AI Assist”), is a real-time, AI-driven “co-pilot” providing intelligent guidance for customer contact professionals across business settings. In addition, we provide AI+BPO (Business Process Outsourcing) services to facilitate customer engagement, helping clients grow sales, improve customer service, and reduce operational costs.

Forward-Looking Statement

Certain statements in this announcement are forward-looking statements, including, but not limited to, HPAI’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on HPAI’s current expectations and projections about future events that HPAI believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions, although not all forward-looking statements contain these identifying words. HPAI undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although HPAI believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and HPAI cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in HPAI’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Helport AI Limited

Ethan Devine

Investor Relations Director

Email: ethan.devine@helport.ai

5

Exhibit 99.2

HELPORT AI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in and U.S. dollars (“US$”), except share data)

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Cash	$852,463	$2,581,086
Accounts receivable	22,016,884	21,313,735
Deferred offering costs	-	817,871
Prepaid expenses and other receivables	2,027,167	41,966
Total current assets	24,896,514	24,754,658

Intangible assets, net	8,592,817	2,425,694
Right-of-use assets, net	762,644	-
Total non-current asset	9,355,461	2,425,694
Total assets	$34,251,975	$27,180,352

Accounts payable	$3,280,565	$284,067
Income tax payable	2,508,021	2,724,998
Amount due to related parties	536,538	965,776
Convertible promissory notes	-	4,889,074
Warrant liabilities	4,782,915	-
Accrued expenses and other liabilities	5,684,775	5,263,239
Lease liabilities, current	110,832	-
Deferred tax liabilities	332,626	-
Total current liabilities	17,236,272	14,127,154

Lease liabilities, non-current	687,093	-
Total non-current liability	687,093	-
Total liabilities	17,923,365	14,127,154

Commitments and contingencies

Ordinary shares (US$0.0001 par value per share; 500,000,000 authorized as of December 31, 2024 and June 30, 2024, respectively; 37,132,968 and 30,280,768 issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)*	3,713	3,028
Additional paid-in capital*	2,212,361	4,528
Retained earnings	14,112,536	13,045,642
Shareholders’ equity	16,328,610	13,053,198
Total liabilities and shareholders’ equity	$34,251,975	$27,180,352

*	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in and U.S. dollars (“US$”), except share data)

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Revenue	$16,406,402	$14,506,363
Cost of revenue	(7,440,338)	(4,793,021)
Gross profit	8,966,064	9,713,342

Selling expenses	(528,746)	(50,214)
General and administrative expenses	(4,598,484)	(2,042,289)
Research and development expenses	(1,448,115)	(78,757)
Total operating expenses	(6,575,345)	(2,171,260)

Income from operation	2,390,719	7,542,082

Financial expenses, net	(312,437)	(19,162)
Change in fair value of warrant liabilities	(336,136)	-
Income before income tax expense	1,742,146	7,522,920
Income tax expense	(675,252)	(1,279,314)
Net income	$1,066,894	$6,243,606

Total comprehensive income	$1,066,894	$6,243,606

Earnings per ordinary share
Basic	0.03	0.21
Diluted	0.03	0.21
Weighted average number of ordinary shares outstanding*
Basic	35,990,935	30,280,768
Diluted	35,990,935	30,280,768

*	Share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in and U.S. dollars (“US$”), except share data)

	Ordinary Shares		Additional paid-in	Retained	Total shareholders’
	Shares*	Amount*	capital*	earnings	equity
		USD	USD	USD	USD
Balance as of June 30, 2023	30,280,768	3,028	4,528	5,676,523	5,684,079
Net income	-	-	-	6,243,606	6,243,606
Balance as of December 31, 2023 (Unaudited)	30,280,768	3,028	4,528	11,920,129	11,927,685

	Ordinary Shares		Additional paid-in	Retained	Total shareholders’
	Shares*	Amount*	capital*	earnings	equity
		USD	USD	USD	USD
Balance as of June 30, 2024	30,280,768	3,028	4,528	13,045,642	13,053,198
Reverse recapitalization	5,878,103	588	(7,505,333)	-	(7,504,745)
Equity financing through Private Placement	509,259	51	5,499,949	-	5,500,000
Conversion from Convertible Promissory Notes	464,838	46	5,020,207	-	5,020,253
Offering costs in the Business Combination	-	-	(1,030,923)	-	(1,030,923)
Share-based compensation	-	-	223,933	-	223,933
Net income	-	-	-	1,066,894	1,066,894
Balance as of December 31, 2024 (Unaudited)	37,132,968	3,713	2,212,361	14,112,536	16,328,610

*	Share data and additional paid-in capital have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

UNAUDITED CONDENSED CONDOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in and U.S. dollars (“US$”), except share data)

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,066,894	$6,243,606
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	1,957,877	1,166,667
Amortization of right-of-use assets	36,806	-
Share-based compensation	223,933	-
Change in fair value of warrant liabilities	336,136	-
Changes in operating assets and liabilities:
Accounts receivable	(703,149)	(5,809,454)
Prepaid expenses and other receivables	1,028,346	(57,896)
Accounts payable	2,996,498	1,654,223
Amount due to related parties	-	10,800
Accrued expenses and other liabilities	(3,196,882)	1,939,154
Income tax payable	(216,977)	1,279,315
Deferred tax liabilities	332,626	-
Lease liabilities	(10,810)	-
Net cash provided by operating activities	3,851,298	6,426,415

CASH FLOWS FORM INVESTING ACTIVITY
Purchase of intangible assets	(8,125,000)	(7,000,000)
Net cash used in investing activity	(8,125,000)	(7,000,000)

CASH FLOWS FORM FINANCING ACTIVITIES
Deferred offering costs	(213,052)	(467,465)
Loan from a third party	-	954,909
Repayment of loans from a third party	(199,582)	-
Repayment of loans from related parties	(429,238)	(5,143)
Cash inflow from reverse recapitalization	1,136,951	-
Proceeds from PIPE investments	2,600,000	-
Repayment of sponsor loans	(350,000)	-
Net cash provided by financing activities	2,545,079	482,301

Effect of exchange rate changes	-	(130)

Net change in cash	(1,728,623)	(91,414)
Cash at the beginning of the period	2,581,086	142,401
Cash at the end of the period	$852,463	$50,987

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVETIES:
Obtaining operating right-of-use assets in exchange for operating lease liabilities	$799,450	$-
Net assets acquired from Reverse recapitalization	$7,504,745	$-
Financing funds received by a third party on behalf of the Group	$2,900,000	$-
Conversion from Covertible Promissory Notes	$5,020,253	$-
Offering costs recognized as additional paid-in capital	$1,030,923	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

1.	Organization and Principal Activities

Helport AI Limited (the “Company” or “HPAI”) was incorporated under the laws of the British Virgin Islands (“BVI”) on October 3, 2023. The Company was formed to facilitate the merger between Tristar Acquisition I Corp. (“Tristar”), a special purpose acquisition company with its securities traded on the New York Stock Exchange (under the symbol “TRIS”), and Helport Limited, a British Virgin Island exempted company (“Helport”) pursuant to the Business Combination Agreement (as defined below) dated December 18, 2023, and the public listing of Helport.

On December 18, 2023, Helport entered into a Business Combination Agreement (as amended, the “Business Combination Agreement”) with Tristar, HPAI, Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of HPAI (the “First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of HPAI (the “Second Merger Sub”), Navy Sail International Limited, a British Virgin islands company, as the purchaser representative, and Extra Technology Limited, a British Virgin Islands business company, as the seller representative.

Pursuant to the Business Combination Agreement, the mergers contemplated by the Business Combination Agreement (the “Business Combination”, or the “Transaction”, and the consummation of such mergers, the “Closing”) were carried out in two steps:

(i)	First Merger: The First Merger Sub merged with and into Helport (the “First Merger”), with Helport surviving the First Merger as a wholly-owned subsidiary of HPAI, and the outstanding securities of Helport being converted into the right to receive securities of HPAI.

(ii)	Second Merger: Following the First Merger, the Second Merger Sub merged with and into Tristar (the “Second Merger”), with Tristar surviving the Second Merger as a wholly-owned subsidiary of HPAI, and the outstanding securities of Tristar being converted into the right to receive securities of HPAI.

The Business Combination was consummated on August 2, 2024 (the “Closing Date”), and the Company’s securities started trading on the Nasdaq under the ticker symbol “HPAI” on August 5, 2024. The Company, through its wholly-owned subsidiaries (collectively, the “Group”), are primarily engaged in the development of software and applications and mainly provide software-as-a-service (“SaaS”) platform and artificial intelligent (“AI”) tools to customers in the contact center industry.

As of December 31, 2024, the Company’s subsidiaries are as follows:

Name:	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities
Helport Limited (“Helport”)	June 5, 2023	British Virgin Islands	100%	Holding company
Helport Group Limited (“Helport BVI”)	November 14, 2023	British Virgin Islands	100%	Holding company
Helport Pte. Ltd. (“Helport Singapore”)	September 27, 2020	Singapore	100%	Development of software and applications
Helport AI Inc. (“Helport AI”)	September 15, 2023	United States	100%	Development of software and applications
Tristar Acquisition I Corp. (“Tristar”)	March 5, 2021	Cayman Islands	100%	Holding company

Reverse Recapitalization

Following the consummation of the Transaction, with Helport and Tristar as wholly-owned subsidiaries of the Company, and the outstanding shares of Helport and Tristar being converted into the right to receive ordinary shares of the Company, the combined company retained its name as “Helport AI Limited.”

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

1.	Organization and Principal Activities (Continued)

Helport is determined to be the accounting acquirer, given that it effectively controlled the combined entity after the Transaction. The Transaction is not determined as a business combination for the purpose of accounting because Tristar was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Helport for the net monetary assets of the Company, accompanied by a recapitalization, based on the following factors:

●	Helport’s former shareholders hold a majority ownership interest in the Company;

●	Helport’s former shareholders have the right to nominate, appoint and remove the majority of the members on the board of directors of the Company;

●	Helport’s existing senior management team comprise senior management of the Company;

●	Helport is the larger entity in terms of substantive operations and employee base; and

●	Helport’s operations comprise the ongoing operations of the Company.

Under this method of accounting, Helport is determined as the accounting acquirer and the historical financial statements of Helport became the Company’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. All of the ordinary shares of Helport that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 30,280,768 ordinary shares of the Company, which has been restated retrospectively to reflect the equity structure of the Company. Net income per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares changed from $1 to $0.0001, and the par value of ordinary shares, additional paid-in capital and share data were adjusted retrospectively as of June 30, 2024.

The unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended December 31, 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 156 to 30,280,768 for the six months ended December 31, 2023.

The net income per ordinary share before and after the retrospective adjustments of comparative historical period are as follows:

	For the six months ended December 31,
	2023
	Before	After
	adjustment	adjustment
Net income per ordinary share
—Basic and diluted	$40,023	$0.21

2023 Reorganization

The Group’s history began in September 2020 with the establishment of Helport Pte. Ltd., a limited liability company established in Singapore by Ms. Fan Yu (known as the “Founding Shareholder”). Prior to the Business Combination, Helport undertook an equity restructuring in order to re-domicile its business from Singapore to the British Virgin Islands (the “2023 Reorganization”), which was executed in the following steps:

1)	In June 2023, Helport Limited was incorporated in the British Virgin Islands to be the holding company of the Group. On November 14, 2023, Helport established Helport Group Limited in the British Virgin Islands, a wholly owned subsidiary to be the intermediate holding company.

2)	Effective on December 22, 2023, Helport Limited, through Helport BVI, acquired 100% of the equity interest of Helport Singapore from the Founding Shareholder, and thus, Helport Singapore became a wholly owned subsidiary of Helport Limited.

The main purpose of the 2023 Reorganization was to establish a BVI holding company for the existing business in preparation for an overseas business combination. Immediately before and after the 2023 Reorganization as described above, Helport’s business continued to be carried out by its operating subsidiaries without change in control.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”) and have been consistently applied. The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended December 31, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2025. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended June 30, 2024 and 2023.

(b)	Principle of consolidation

The unaudited condensed consolidated financial statements presented herein represent the financial statements of Helport AI Limited and its subsidiaries after the Business Combination which was consummated on August 2, 2024. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowance for credit losses, useful lives and impairment of long-lived assets, fair value measurement of warrant liabilities, valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(d)	Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of the Company and its subsidiary located in Singapore is the U.S. dollar.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Deferred offering costs

The Group complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of legal, advisory, listing and printing fees and other costs incurred through the balance sheet date that are directly related to the Business Combination transaction with Tristar for overseas listing. Deferred offering costs would be charged against shareholders’ equity upon consummation of the Business Combination. As of June 30, 2024, the Group capitalized deferred offering costs of $817,871, and all the deferred offering costs were charged against shareholders’ equity upon consummation of the Business Combination on August 2, 2024.

(f)	Cash

Cash consists of cash in bank only. As of December 31, 2024 and June 30, 2024, cash balances were $852,463 and $2,581,086, respectively.

(g)	Credit losses

On July 1, 2023, the Group adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Group’s financial statements.

The Group’s accounts receivable and other receivables included in the line item of Prepaid expenses and other current assets in the balance sheet, are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect form the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are indicated in general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(h)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial conditions of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. No allowance for credit losses was recorded for the six months ended December 31, 2024 and 2023.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Intangible assets, net

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset classes are as follows:

Category	Estimated useful lives
Software	3~5 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

(j)	Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the six months ended December 31, 2024 and 2023.

(k)	Warrants

The Group evaluated its public warrants (“Public Warrants”) and private warrants (“Private Placement Warrants”, together with the Public Warrants, the “Warrants”), in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”), and concluded that a provision in the Warrant Agreement, dated October 13, 2021, by and between Tristar and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815-40, the Warrants are recorded as derivative liabilities on the accompanying balance sheets and measured at fair value at inception (on the date of Tristar’s initial public offering) and at each reporting date in accordance with FASB ASC Topic 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the statement of operations in the period of change.

The Private Placement Warrants were initially measured at fair value using a modified Black-Scholes Option Pricing Model. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Group determines that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the Public and Private Placement Warrants as of December 31, 2024 is based on observable listed prices. The Private Placement Warrants have the same value as the Public Warrants since they are also subject to the make-whole provisions, per the warrant agreement. For the six months ended December 31, 2024, the Group recognized changes of fair value of the warrant liabilities of $336,136.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

The three levels of the fair value hierarchy under ASC 820 are as follows:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, prepaid expenses and other receivables, accounts payable, amounts due to related parties, accrued expenses and other current liabilities and warrant liabilities. As of December 31, 2024 and June 30, 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and were categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31, 2024 and August 2, 2024.

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of August 2, 2024	$2,484,000	$-	$1,962,779	$4,446,779
As of December 31, 2024	$2,587,500	$-	$2,195,415	$4,782,915

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Fair value measurement (continued)

The fair value of the Public Warrants is considered a Level 1 valuation and is determined by their public trading price. The fair value of the Private Warrants is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of December 31, 2024, the per unit fair value of the Public Warrants and Private Warrant was $0.2250 and $0.2989, respectively, both with an exercise price of $11.50. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Warrants
Fair value as of August 2, 2024	$4,446,779
Change in fair value	336,136
Fair value as of December 31, 2024	$4,782,915

The significant unobservable inputs used in the measurement of fair value of Warrants as of December 31, 2024 are as follows:

As of December 31, 2024
Expected term (in years)	4.58
Volatility	30.23%
Risk-free interest rate	4.45%
Dividend yield	-

(m)	Accounts and other payables

Accounts and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts and other payables are initially recognized as fair value, and subsequently carried at amortized cost using the effective interest method.

(n)	Related party

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Group discloses all related party balance and transactions.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Revenue recognition

On July 1, 2020, the Group adopted ASC606 using the modified retrospective approach.

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

Revenues are presented net of value added taxes (“VAT”).

	For the six months ended December 31,
	2024	2023
AI services	$16,406,402	$14,506,363
Total revenues	$16,406,402	$14,506,363

AI services

The Group enters into System Information Technology Service Agreements with customers, to provide a series of services in the form of integrated AI service tools — AI Assist, which includes system functional modules, efficiency management services, custom development services, and operation outsourcing services. The Group identifies one performance obligation in the licensed usage of AI Assist because a series of services are delivered through the ultimate integrated functions within AI Assist, and cannot be separated from each other. The service consideration is reconciled on a monthly basis, which is calculated based on the monthly average subscribed seats. The Group usually grants the customers a credit term between 180 days and 365 days in the payment arrangement. Since the customers simultaneously receive and consume the benefits through the usage of AI Assist as the Group maintains technical support and ensure the normal function of AI Assist, revenues is recognized ratably over the contract term.

Certain contracts with promises of additional customization or request may include multiple performance obligations when the promises are separately identifiable with one another and are indicated with standalone selling price. For such arrangements, the Group allocates transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines the standalone selling prices based on the prices charged to customers. Revenue from such additional customization or request is recognized at a point in time when the service deliverables are completed and achieve the requirements of the customers.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Revenue recognition (continued)

Others

The Group also provided medical consulting services to customers. The Group identified one performance obligation in each request order and recognized revenue as the service fee stated in the revenue statement over the service period.

Principal versus agent considerations

The Group has entered into contracts with a third-party service provider for outsourced operation, in which the third-party service provider is obliged to conduct certain technical supporting activities, including IT environment maintenance, software module optimization, industrial database update, servers setting and more. The Group has evaluated the terms with the third-party service provider and considers itself a principal and recognizes revenue on a gross basis in AI services as it controls the services through the following key considerations:

●	The Group owns its brand and intellectual property, directs the third-party service provider to conduct a series of outsourced operation activities on its behalf, and reserves the right to accept or reject any customer contracts without involvement of the third-party service provider. The Group assumes primary responsibility for controlling the quality of AI service deliverables.

●	The Group has discretion in setting the price. The third-party service provider is only entitled to the fixed outsourced operation fees settled monthly for their performance obligation and do not participate in profit sharing for the revenue from AI services.

Contract balance

When the obligation in service contract has been performed, the Group presents the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. The Group did not have any contract assets as of December 31, 2024 and June 30, 2024.

The contract liability represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group did not have any contract liabilities as of December 31, 2024 and June 30, 2024.

(p)	Cost of revenues

Cost of revenues primarily consists of amortization of purchased software, payment to a third-party service provider for outsourced operation, and server costs.

(q)	Selling expenses

Selling expenses mainly consist of payroll expenses, share-based compensation expenses, marketing and promotion expenses, and other miscellaneous expenses.

(r)	General and administrative expenses

General and administrative expenses mainly consist of withholding tax, professional service fees, payroll expenses, insurance expenses, share-based compensation expenses, and other office miscellaneous fees.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(s)	Research and development expenses

Research and development expenses primarily consist of payroll expenses, AI training service fee, and product development fee.

(t)	Leases

The Group enters into lease agreements to lease office spaces. On July 1, 2024, the Group adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after July 1, 2024 are presented under Topic 842, while the Group had not commenced any leases subject to Topic 842 until October 2024. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s unaudited condensed consolidated financial statements.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations. For the six months ended December 31, 2024 and 2023, the Group did not recognize impairment loss on its operating lease ROU assets.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(u)	Share-based Compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values.

The Group has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. The Group has also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

(v)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the six months ended December 31, 2024 and 2023.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(w)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(x)	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended December 31, 2024 and 2023, there was no dilution impact.

(y)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in Singapore, no segment geographical information is presented.

(z)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective in two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(z)	Recent accounting pronouncements (continued)

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, (4) clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under U.S. GAAP, a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this update and all existing segment disclosures in Topic 280. The amendments in this update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group expects the adoption of this ASU will not have a material effect on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group expects the adoption of this ASU will not have a material effect on the consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

2.	Summary of Significant Accounting Policies (Continued)

(z)	Recent accounting pronouncements (continued)

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

The Group did not identify other recent accounting pronouncements that could potentially have a material impact to the Group’s consolidated results of operations or financial position.

3.	Accounts Receivable

Accounts receivable consists of the following:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Accounts receivable	$22,016,884	$21,313,735
Accounts receivable	$22,016,884	$21,313,735

As of the date of issuance of the unaudited condensed consolidated financial statements, the Group has collected $6,495,836 in the balance of accounts receivable from customers. The uncollected balance of accounts receivable accounts for 70.5% of the total balance of accounts receivable as of December 31, 2024, which are all aged within one year and within the credit term granted to the customers.

4.	Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of the following:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Receivable from a third party (1)	$1,857,583	$-
Prepaid operation expenses	38,927	27,396
Deposits	130,657	13,198
Others	-	1,372
Prepaid expenses and other receivables	$2,027,167	$41,966

(1)	An independent third party facilitated payment processing for the Group’s operational transactions. As a result of these agency services, the Group recorded an outstanding payment obligation of US$ 1,042,417 to the third party as of December 31, 2024. In October 2024, this third party acted as an agent for the Group to collect financing funds. On November 5, 2024, the Group and the third party executed an agreement, in which the Group can settle any outstanding amount payable to the third party against the financing funds of $2,900,000 the third party collected on behalf of the Group. After such settlement, the Group had a receivable amounting to US$1,857,583 from this third party as of December 31, 2024.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

5.	Intangible Assets, Net

Intangible assets, net, consists of the following:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Software	$15,820,000	$7,695,000
Accumulated amortization	(7,227,183)	(5,269,306)
Intangible assets, net	$8,592,817	$2,425,694

Amortization expense was $1,957,877 and $1,166,667 for the six months ended December 31, 2024 and 2023, respectively.

6.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
New Promissory Notes (1)	$2,915,000	$-
Payables to third parties	1,358,554	3,793,161
VAT payable(2)	1,395,508	1,333,470
Interest payable	-	95,326
Payroll payable	15,713	41,282
Accrued expenses and other liabilities	$5,684,775	$5,263,239

(1)	As of the Closing Date, US$3,125,000 remained outstanding under Tristar’s promissory notes (“the Tristar Promissory Notes”). In connection with the closing of the Business Combination, Tristar, the Company and the noteholders, entered into a letter agreement, pursuant to which the Tristar Promissory Notes were forgiven by the noteholders in exchange for the issuance of new promissory notes issued by the Company in the aggregate principal amount of $3,125,000 (the “New Promissory Notes”). The New Promissory Notes are unsecured and shall be due and payable on the 12-month anniversary of the closing of Business Combination. The New Promissory Notes do not bear any interest pursuant to the terms of the related contract. As of December 31, 2024, the outstanding aggregate principal of the New Promissory Notes was US$2,915,000.

(2)	The balance of VAT payable is due to the service revenue generated in the PRC, which is subject to a 6% VAT rate.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

7.	Leases

The Group leases office space under multiple non-cancelable operating lease agreements, which expire between September 2029 to October 2030.

A summary of supplemental information related to the operating lease as of December 31, 2024 is as follows:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Operating right-of-use assets	$799,353	$-
Amortization of right-of-use assets	(36,709)	-
Right-of-use assets, net	$762,644	$-

Operating lease liabilities, current portion	$110,832	$-
Operating lease liabilities, non-current portion	687,093	-
Total operating lease liabilities	$797,925	$-

Weighted average remaining lease term	5.08 years	-
Weighted average discount rate*	7.12%	-

*	The U.S. prime rate was applied as an alternative to the discount rate for lease assets located in the USA, and the Philippines overnight lending rate was applied as an alternative to the discount rate for lease assets located in Philippines, given the fact that the rate implicit in the Group’s leases is not readily determinable, and that as of December 31, 2024, the Group had no bank loans.

A summary of lease cost recognized in the Group’s unaudited condensed consolidated statements of operations and comprehensive income and supplemental cash flow information related to operating leases is as follows:

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Operating lease expense excluding short-term lease expense	$36,806	$-
Short-term lease expense	73,428	65,819
Total	$110,234	$65,819

Cash paid for operating leases	10,810	-

Future lease payments under lease liabilities as of December 31, 2024 were as follows:

For the fiscal years ending June 30,

As of December 31, 2024
(unaudited)
Remainder of 2025	$164,572
2026	185,384
2027	193,679
2028	202,685
2029	171,705
2030	41,837
Total operating lease payments	$959,862
Less: Imputed interest	(161,937)
Present value of operating lease liabilities	$797,925

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

8.	Convertible Promissory Notes

The balance of convertible promissory notes as of December 31, 2024 and June 30, 2024 consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Debt from SIS SPAC INVESTMENT FUND PTE. LTD.	$-	$1,000,000
Debt from Song Diego Corporation	-	1,000,000
Debt from Shan Ling Ge	-	850,000
Debt from Kia Hong Lim	-	550,000
Debt from SIS GLOBAL FUND VCC	-	500,000
Debt from Simon Meng	-	335,000
Debt from Ling Fei Yen	-	250,000
Debt from Lik Qi Lim	-	200,000
Debt from Ah Lian Ng	-	104,074
Debt from Hwee Hai Lim	-	100,000
Total Convertible Promissory Notes	$-	$4,889,074

On March 6, 2024, March 8, 2024, March 12, 2024, May 15, 2024, May 17, 2024 and May 26, 2024, the Group successively issued $1,550,000, $550,000, $1,000,000, $2,000,000, $500,000 and $439,074 (a total of $6,039,074) worth of convertible promissory notes, respectively, to a total of ten holders. The principal plus interest accrued (“Outstanding Balance”) of such convertible promissory notes was automatically converted into the ordinary shares of the Company at a price of $10.80 per share upon consummation of the Business Combination with Tristar. The convertible promissory notes were all subject to an interest rate of 8% per annum, with a maturity date on December 31, 2024.

On June 20, 2024, the Group (“Borrower”) amended one convertible promissory note (the “Note” and collectively with other convertible notes issued from March 2024 to May 2024, “the Notes”) of $2,000,000 issued on May 15, 2024, to a lender named Shanling Ge (“Lender”), pursuant to which, by mutual consent, the Borrower and the Lender agreed that the amount of the Note shall be changed to $850,000 from $2,000,000, with all the other terms previously stipulated in the Note remaining the same (“Amendment to the Note”). As of June 20, 2024, the Group has received all the funds of $4,889,074 from the issuance of the Notes, as amended. The Group accounted for these convertible notes as a liability, which is stated at amortized cost with any difference between the initial carrying value and the debt issuance costs using the effective interest method over the period from the issuance date to the maturity date.

On August 2, 2024, the outstanding balance of the total convertible promissory notes were converted into the 464,838 ordinary shares of the Company at a price of $10.80 per share upon consummation of the Business Combination.

Interest expense accrued for the convertible promissory notes was $35,853 and nil for the six months ended December 31, 2024 and 2023, respectively.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

9.	Related Parties Transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024 and June 30, 2024:

No.	Related Parties	Relationship
1	Ufintek Group Pte. Ltd.	Wang Yizhou, Financial Director of Helport Singapore, serves as the Executive Director of Ufintek Group Pte. Ltd.
2	Stony Holdings Limited	Shareholder of Helport AI Limited
3	Ms. Fan Yu	Chairman of the Board of Directors of Helport Limited
4	Ms. Yizhou Wang	Financial Director of Helport Singapore

(a)	The Group entered into the following transactions with related parties:

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Nature
Reimbursement for advance payment from a related party
Wang Yizhou	$-	$1,524

Loan repayments to related parties
Ufintek Group Pte. Ltd.	$74,261	$3,638
Stony Holdings Limited	$269,986	$-
Yu Fan	$84,991	$-

(b)	The Group had the following balances with related parties:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Amount due to related parties:
Ufintek Group Pte. Ltd. (1)	$529,823	$604,084
Yu Fan (1)	6,715	276,701
Stony Holdings Limited (2)	-	84,991
Total	$536,538	$965,776

(1)	The balance represents the advance funds received from related parties for daily operational purposes.

(2)	On March 15, 2024, the Group entered into Line of Credit Agreements with two existing shareholders, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Shareholders”), which provides the Group with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. As of June 30, 2024, an aggregate of $84,991 were drawn from such lines of credit. As of December 31, 2024, the Group had fully settled the outstanding balance.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

10.	Taxation

British Virgin Islands (“BVI”)

Helport AI Limited and its subsidiaries, Helport Limited and Helport BVI, were incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Helport Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Helport AI Limited to its shareholders, no BVI withholding tax will be imposed.

Singapore

Helport Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,320 (SGD 10,000) taxable income and 50% of the next $139,072 (SGD 190,000) taxable income being exempted from income tax.

United States

Helport AI was incorporated in the United States and is subject to state income tax and federal income tax depending upon taxable income levels. It did not have taxable income and no income tax expense was provided for the six months ended December 31, 2024 and 2023.

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Current income tax expense	$739,079	$1,279,314
Deferred income tax benefit	(63,827)	-
Total income tax expense	$675,252	$1,279,314

A reconciliation between the Group’s actual provision for income taxes and the provision at the Singapore statutory rate is as follows:

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Income before income tax expenses	$1,742,146	$7,522,920
Income tax expenses at the Singapore statutory rate	296,165	1,278,896
Impact of different tax rates in other jurisdictions	391,841	13,330
Effect of preferential tax rate	(12,754)	(12,912)
Total income tax expense	$675,252	$1,279,314

The Group recognized US$332,626 and nil deferred tax liabilities as of December 31, 2024 and June 30, 2024 due to the temporary difference caused by the accelerated amortization of intangible assets required by Singapore Tax Policy. The Group did not recognize any deferred tax assets as of December 31, 2024 and June 30, 2024.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months. As of December 31, 2024, income for tax returns for the tax years from 2021 to 2023 remain open for statutory examination.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

11.	Share-based Compensation

2024 Equity Incentive Plan

Effective on August 6, 2024, the board of directors of the Company approved the 2024 Equity Incentive Plan (“the Plan”), under which certain eligible independent contractors and external consultants (the “Participants”), or a total of four Participants, were granted 166,000 restricted ordinary shares for their services provided to the Group.

On October 1, 2024 and November 1, 2024, 60,000 and 60,000 restricted shares were granted to two external consultants, respectively, among which 20,000 shall vest upon each anniversary of the service inception date during the three-year service period.

On October 21, 2024, 26,000 restricted shares were granted to one external consultant, of which, 6,500 vested on December 21, 2024, 6,500 vested on January 21, 2025, and 13,000 shall vest on October 21, 2025.

On November 28, 2024, 20,000 restricted shares were granted to an independent contractor, which shall vest upon the achievement of the agreed-upon performance goal as set out in the Independent Contractor Agreement by and between Helport and the independent contractor.

If Participants terminate their services during the vesting period, they will automatically forfeit the restricted shares that are not vested as of the date of termination of the services.

The estimated fair value of restricted shares granted under 2024 Equity Incentive Plan were the closing prices prevailing on each grant date.

A summary of activities of the restricted shares for the six months ended December 31, 2024 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of June 30, 2024	-	-
Granted	166,000	$5.53
Vested	(26,500)	$5.65
Unvested as of December 31, 2024	139,500	$5.51

Share-based compensation expenses of US$223,933 were recognized for the restricted shares during the six months ended December 31, 2024. As of December 31, 2024, there was unrecognized share-based compensation expenses of US$694,267 in relation to the restricted shares, which is expected to be recognized over a weighted average period of 2.51 years.

The allocation of total share-based compensation expenses is set forth as follows:

	For the six months ended December 31,
	2024	2023
Sales and marketing expenses	$121,800	$-
General and administrative expenses	102,133	-
Total	$223,933	$-

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

12.	Warrant Liabilities

On August 2, 2024, Tristar, the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), entered into the Assignment, Assumption and Amendment to Warrant Agreement (the “Warrant Amendment”) which amended that certain Warrant Agreement, dated as of October 13, 2021, relating to the Tristar warrants (the “Warrant Agreement”), filed with the SEC on October 13, 2021. Pursuant to the Warrant Amendment,

(i)	the Company has assumed the obligations of Tristar under the Warrant Agreement, such that, among other things, Helport has been added as a party thereto; and

(ii)	references to Tristar Class A ordinary shares in the Warrant Agreement means the ordinary shares of the Company.

As of December 31, 2024, there were 18,845,000 Warrants outstanding (including 11,500,000 Public Warrants and 7,345,000 Private Placement Warrants). The Warrants have the same terms as the Tristar warrants. Each Warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share. The exercise period of Public Warrants and Private Placement Warrants commenced on the completion of the Company’s initial business combination, terminating on the earlier to occur if (i) five years after the completion of the initial business combination (August 1, 2029), and (ii) the date fixed for redemption of the Warrants. The Warrants may only be exercised for a whole number of shares and in no event will the Company be required to net cash settle any Warrant.

The Company also permits Warrant holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement. If the ordinary shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”), the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Warrants became exercisable on the completion of the Business Combination, and will expire five years after the consummation of the Business Combination or earlier upon redemption.

The Company may redeem the Public Warrant, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events), for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to Warrant holders, and;

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

12.	Warrant Liabilities (Continued)

If the foregoing conditions are satisfied and the Company issues a notice of redemption, each Warrant holder can exercise his or her Warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 trigger price as well as the $11.50 Warrant exercise price per full share after the redemption notice is issued and not limit the Company’s ability to complete the redemption. The redemption criteria for the Public Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants are non-redeemable (except as described below) so long as they are held by the sponsor of Tristar or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor of Tristar or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

The Company accounts for the 18,845,000 Warrants (including 11,500,000 Public Warrants and 7,345,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability. The Private Placement Warrants have a provision whereby the Private Placement Warrants if transferred to persons other than permitted transferees shall upon transfer cease to be Private Placement Warrants and shall become Public Warrants. Because of this provision, the Private Placement Warrants settlement amounts are dependent on the Warrant holder, and the Private Placement Warrants are not considered indexed to the Company’s ordinary shares, therefore precluding equity classification. The Public Warrant tender provisions do not provide for the Warrant holders and the underlying shareholders to receive the same pro rata settlement amount. Because of this tender offer provision, it requires the Public Warrants to be classified as a liability because the settlement amount received by the Warrant holder could be greater than the holder of the Company’s ordinary shares.

The accounting treatment of derivative financial instruments requires that the Company record the Warrants as derivative liabilities at fair value upon the closing of the Business Combination. These warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the Warrants will be reclassified as of the date of the event that causes the reclassification.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

13.	Ordinary Shares

The Company is authorized to issue a maximum of 500,000,000 ordinary shares with par value of $0.0001.

Upon consummation of the Business Combination, 5,878,103 ordinary shares of Tristar (including 128,103 public shares and 5,750,000 founder shares) remained issued and outstanding, which had been replaced by ordinary shares of the Company. Along with the consummation of the Business Combination, the Company issued 509,259, 464,838 ordinary shares to PIPE investors and holders of convertible promissory notes, respectively. 30,280,768 ordinary shares were issued to Helport shareholders as the consideration of the Business Combination. Since Helport is determined as the accounting acquirer, the historical financial statements of Helport became the Company’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. All of the ordinary shares of Helport that were issued and outstanding immediately prior to the Business Combination were cancelled and converted into an aggregate of 30,280,768 ordinary shares of the Company, which has been restated retrospectively to reflect the equity structure of the Company.

There were 37,132,968 and 30,280,768 ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively.

14.	Earnings Per Share

Basic and diluted earnings per share is calculated as follows:

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Numerator:
Net income	$1,066,894	$6,243,606
Denominator:
Weighted average number of ordinary shares outstanding*
Basic	35,990,935	30,280,768
Diluted	35,990,935	30,280,768

Earnings per ordinary share
Basic	$0.03	$0.21
Diluted	$0.03	$0.21

*	Share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

15.	Concentration

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of customers who each represents 10% or more of the Group’s total accounts receivable for the periods presented:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Customer A	22.2%	35.3%
Customer B	29.1%	27.5%
Customer C	13.7%	*
Customer D	10.2%	*
Customer E	10.1%	*
Total	85.3%	62.8%

*	The percentage is below 10%

The following table sets forth a summary of customers who each represents 10% or more of the Group’s total revenue for the periods presented:

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Customer A	27.0%	47.3%
Customer B	28.4%	26.7%
Customer C	13.8%	*
Total	69.2%	74.0%

*	The percentage is below 10%

The following table sets forth any supplier who represents 10% or more of the Group’s total accounts payable for the periods presented:

	As of December 31,	As of June 30,
	2024	2024
	(unaudited)
Supplier A	100.0%	100.0%
Total	100.0%	100.0%

HELPORT AI LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in and U.S. dollars (“US$”), except share data)

16.	Commitments and contingencies

Lease Commitments

The total future minimum lease payments under the short-term lease and long-term operating leases with respect to the office as of December 31, 2024 are payable as follows:

	Payment due to schedule
	Within one year	One to three years	Above three years	Total
	US$	US$	US$	US$
Short-term office rental fees	47,518	11,879	-	59,397
Long-term office rental fees	19,066	146,310	65,286	230,662

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of the unaudited condensed consolidated financial statements.

17.	Subsequent Event

Subsequent Collection of Accounts Receivable

As of the date of issuance of the unaudited condensed consolidated financial statements, the Group has collected $6,495,836 in the balance of accounts receivable from customers. The uncollected balance of accounts receivable accounts for 70.5% of the total balance of accounts receivable as of December 31, 2024, which are all aged within one year and within the credit term granted to the customers. The collection of accounts receivable was immediately used to settle the accounts payable, which mainly included the contract fees payable for the development of intangible assets.

Share-based Compensation

In January 2025, 72,000 and 60,000 restricted shares were granted to two external consultants, respectively, subject to service conditions.

The Group has evaluated subsequent events through December 31, 2024, up to the date of issuance of the unaudited condensed consolidated financial statements, and, other than the events as disclosed above, did not identify any other subsequent events with material financial impact on the Group’s unaudited condensed consolidated financial statements.